

November 8, 2012

Via E-mail
Mr. Gerald N. Kieft
Chief Executive Officer
GelStat Corporation
3557 SW Corporate Parkway
Palm City, Florida 34990

> **Re: GelStat Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed October 22, 2012**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed October 22, 2012**
> **File No. 0-21394**

Dear Mr. Kieft:

We have limited our review of your filings to those issues we have addressed in our comments.

Please respond to this letter within 10 business days by amending your filings, providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendments to your filings and the information you provide in response to the comment, we may have additional comments.

1. The filings do not include a report from the registrant's independent certified public accountant. Please amend the filings to include a report from the registrant's independent certified public accountant if the financial statements are audited. If the financial statements are unaudited:
   - amend the filings to clearly mark the financial statements as unaudited and to explain why they are unaudited; and
   - tell us when you intend to have an audit completed and to file audited financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 or me at 202-551-3679 with any questions.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant